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August 24, 2005



Mr. Brian Cascio, Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Mail Stop 6010

        RE:   ARROW INTERNATIONAL, INC.
              FORM 10-K FOR THE YEAR ENDED AUGUST 31, 2004
              FILED NOVEMBER 12, 2004
              FORMS 8-K DATED MARCH 21, 2005 AND JUNE 20, 2005
              FILE NO. 000-20212

Dear Mr. Cascio:

Arrow International, Inc. ("Arrow" or the "Company") has received your correspondence dated July 8, 2005 regarding the additional comments of the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the "Commission") to the above-referenced filings of the Company (the "Comment Letter"). As requested, we have keyed our responses to the numbered paragraphs in the Comment Letter.


FORMS 8-K DATED MARCH 21, 2005 AND JUNE 20, 2005

1. We note your response to prior comments four and six. Please tell us more details about why you believe the presentation of the non-GAAP measures was not confusing to investors.

Response to Comment No. 1:

As stated in our response to prior comment four in our correspondence to the Commission dated May 17, 2005 (our "Prior Response Letter"), we recognize that our discussion of non-GAAP financial measures in the press release furnished with the Form 8-K dated March 21, 2005 did not contain as robust disclosure in compliance with Regulation S-K Item 10(e)(1)(i) and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 as it might have. We did, however, consistent with our response to prior comment four in our Prior Response Letter, expand our discussion of the non-GAAP financial measures in the Form 8-K dated June 20, 2005 and also presented the most directly comparable GAAP measures with equal or greater prominence.

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We do not believe that the presentation of the non-GAAP measures in the March 21
Form 8-K was confusing to investors. To the contrary, we believe these non-GAAP measures assisted investors by providing them with the ability to evaluate our operational performance compared to the prior year period on a more consistent basis absent the effect of the various unusual, mostly non-recurring, items that took place in the Company's second quarter and were recorded in our GAAP financial statements for the quarter.

As stated in Exhibit A on page 13 of our Prior Response Letter and in the press release furnished with the Form 8-K dated June 20, 2005 on page 9 (copies attached), management believes that in order to better understand the Company's short-term and long-term financial trends, it is useful for investors to consider separately the impact of certain special items resulting from facts and circumstances that vary in frequency and/or impact on continuing operations, such as a number of charges related to the Company's discontinuation of the Arrow LionHeart(R) Left Ventricular Assist System program and the implementation of the Company's early retirement program.

The Company believes that by separately identifying these items and by presenting financial measures as adjusted for them in addition to the most directly comparable GAAP measures, it provides a uniform presentation for all investors and thereby can facilitate investors' understanding of some of the key reasons for the period-to-period fluctuations in the Company's operating results and distinguishing between those reasons that truly relate to our ongoing operations and those that are more anomalous in nature. Indeed, we use these same types of non-GAAP financial measures in evaluating the Company's operational performance and as a basis for strategic planning and decision-making.

Additionally, we do not believe that the presentation of these non-GAAP financial measures in our March 21 Form 8-K was confusing to investors because all of these special items and their impact on the Company's financial condition and results of operations were discussed in further detail in our Quarterly Report on Form 10-Q for the Quarterly Period Ended February 28, 2005 in the notes to our unaudited financial statements and under Management's Discussion and Analysis of Financial Condition and Results of Operations.

2. We reference your response to prior comment 4 in our letter dated April 25, 2005 and your disclosure in the Form 8-K dated June 20, 2005. The disclosures in the Form 8-K dated June 20, 2005 include a discussion of the reasons for each of the adjustments and do not include all of the disclosures U-C required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure. In future filings, revise to include a discussion, in sufficient detail, of the following for each non-GAAP measure:

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        o       The substantive reasons why management believes each non-GAAP measure provide useful information to investors;

        o The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;

        o The economic substance behind management's decision to use each measure; and

        o The material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

Response to Comment No. 2:

We confirm that in future filings we will for each non-GAAP measure presented provide a discussion in sufficient detail of the applicable disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. In this regard, we will continue to assess any "special" item excluded from a non-GAAP measure presented in any future filing to determine whether it is a recurring or non-recurring item. If the excluded item can reasonably be deemed to be recurring in nature (i.e., reasonably likely to recur within two years or there was a similar charge or gain within the two prior years), we will include the additional disclosure required by Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures.

3. We note your disclosure on page 9 of the Form 8-K that management uses the non-GAAP information to evaluate operating performance and as a basis for strategic planning. In future filings please address the following:

        o Please confirm that the adjustments reflected in your non-GAAP measures are also reflected in, and are consistent with, the measurement principles you use to assess segment performance pursuant to SFAS 131.

        o Otherwise, discuss the reasons for any differences in the two approaches. We may have further comment.

Response to Comment No. 3:

We confirm that in future filings we will ensure that the adjustments reflected in any non-GAAP measures included in such filings will also be reflected in, and will be consistent with, the measurement principles we use to assess segment performance pursuant to SFAS 131. As disclosed most recently in note 5 to the unaudited financial statements included in our Quarterly Report on Form 10-Q for the Quarterly

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Period Ended May 31, 2005, we have only one operating segment as determined in accordance with the provisions of SFAS 131. Therefore, management's use of non-GAAP measures to evaluate operating performance and as a basis for strategic planning for the Company as a whole is one and the same as its use of non-GAAP measures to assess performance of its single operating segment as well. We note that the Company has also disclosed information about the four main geographic regions in which it operates in note 5 to its financial statements included in the Form 10-Q for the period ended May 31, 2005. This disclosure, consistent with the Company's operating as a single operating segment, includes information regarding sales for each of the four regions but does not include any information of the type otherwise used to measure operating performance or as a basis for strategic planning.

In connection with our above responses to the Staff's comments, the Company acknowledges that:

        o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

        o Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

        o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's comments. Please contact me at (610) 478-3117 if you or any other member of the Staff has any further comments or questions regarding the above responses.


Sincerely,


By:  /s/ Frederick J. Hirt
   -----------------------
     Frederick J. Hirt
     Chief Financial Officer and
     Senior Vice President of Finance
     (Principal Financial Officer and
     Chief Accounting Officer)


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